October 12, 2012

VIA EDGAR TRANSMISSION

Mr. James E. O'Connor, Esq.
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:	Arden Investment Series Trust (the "Trust")
File Nos.: 333-180881 and 811-22701

Dear Mr. O'Connor:

We are responding to the written and oral comments and suggestions made by staff of the U.S. Securities and Exchange Commission (the "Commission" or the "SEC") with respect to the initial registration statement on Form N-1A filed on April 23, 2012, on behalf of the Trust's initial series, Arden Alternative Strategies Fund (the "Fund").  We have addressed all of the staff's comments as provided on September 21, 2012, September 27, 2012 and October 12, 2012.  Any revisions discussed in the responses below will be reflected in the Trust's Pre-Effective Amendment No. 1, expected to be filed in October 2012.   Additionally, attached to this letter as Appendix A is a blackline of the Fund's prospectus and statement of additional information showing the changes made to reflect your comments as well as other changes made since our last correspondence filing on August 10, 2012.

In connection with this filing, the Trust acknowledges that:

-	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
-
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its fell responsibility for the adequacy and accuracy of the disclosure in the filing; and

-	the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, your comments and headings have been reproduced with responses following each comment.

1.  Please identify any open-end funds (or closed-end funds) that are permitted to invest 20% of their assets in hedge funds without imposing suitability requirements.

Response:   In response to your comment, the disclosure has been revised to reflect that the Fund has no current intention to invest more than 10% of its assets in hedge funds.

2. Will the Fund's sub-advisers, in turn, make investments in 3(c)(1) or 3(c)(7) vehicles?

Response:  The Fund does not expect that any of the sub-advisers will make investments in such vehicles.

3. Is it expected that the sub-advisers will invest in illiquid securities?

Response:  Sub-advisers will invest the assets of the Fund consistent with the Fund's investment program and in adherence to the Fund's policy of not investing in excess of 15% of its net assets in illiquid securities.  However, we note supplementally that it is not currently expected that any sub-advisers will invest more than 5% of the Fund's assets in illiquid securities, if at all.

4. Please discuss the Acquired Fund Fees and Expenses disclosure in the fee table and whether it reflects that certain of the Underlying Funds in which the Fund may invest may charge performance fees.

Response:  As a non-principal strategy the Adviser may invest a limited portion (less than 10%) of its allocated assets in hedge funds that rely on the exceptions from the definition of investment company set forth in either Section 3(c)(1) or 3(c)(7).  It is not currently expected that any hedge funds in which the Fund may invest will charge a performance fee.  Accordingly, the Acquired Fund Fees and Expenses disclosure does not reflect any such fees.

5. Will the Fund's investments in all Underlying Funds that utilize "side pockets" be considered illiquid?

Response:  The Fund confirms that investments in all Underlying Funds that utilize side pockets will be considered illiquid.

6. Will the Fund consider any Underlying Fund that has a lock-up illiquid?

Response:  Yes, the Fund will consider any Underlying Fund that has a lock-up an illiquid investment.

7.  Will the Underlying Funds that the Fund considers to be liquid provide daily net asset valuations?

Yes, any Underlying Funds that the Fund will consider to be liquid investments will provide the Fund with daily net asset values.  Additionally, the Fund confirms that it currently expenses substantially all of its Underlying Fund investments to provide daily valuations and daily liquidity.

8. In connection with the Fund's waiver of voting rights in Underlying Funds, what standards will the Board apply to protect the rights of the Fund's shareholders?

Response:  The Board has determined that the voting waivers best serve the Fund, given that (i) Underlying Fund voting rights are typically limited, (ii) achieving the Adviser's desired exposure to a particular hedge fund is important to the effective implementation of the Fund's investment strategy, and (iii) the Fund believes that its withdrawal rights are of greater "voting" influence and, thus, the Fund does not currently expect to invest in any Underlying Funds that offer liquidity less frequently than weekly.

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I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (212) 756-2131.

Very truly yours,

/s/ George M. Silfen
George M. Silfen

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